"Exemption No. 82-1357"

Continental

PROCESSED Continental Aktiengesellschaft

AUG 0 8 2002 P

THOMSON Press release
FINANCIAL

02049030

Continental figures ... first-half of 2002:

- Consolidated earnings increase substantially

- Progress made in reduction of indebtedness

SUPPL

02 AUG -6

Hanover, July 31, 2002. Despite a deepening downturn in the European automotive business, consolidated sales in the Continental Corporation rose in the first six months of 2002 by 2.9 percent over the same period last year to €5,659 million (2001: €5,498 million). Before changes in the scope of consolidation - in particular the inclusion of Conti Temic sales remained constant at the prior year's level.

The consolidated operating earnings (EBITA = EBIT before scheduled goodwill amortization) rose to €347 million, a distinct increase of 70 percent over the same period last year (2001: €204 million). Taking into account the restructuring costs totaling €58 million incurred in the first six months of 2001, the increase totals 32 percent, representing a 6.1 percent net profit margin. Consolidated net income rose by €119 million over last year's level to €163 million. In addition to the operative development, the elimination of goodwill amortization contributed to this rise. Earnings per share went up to €1.26 (2001: €0.35).

Dr. Alan Hippe, Continental AG Board Member responsible for Finance, Controlling and Law since June 1 this year, stressed that the corporation has also made significant progress in reducing the indebtedness. Thanks to a positive cash flow from the operative business, indebtedness (interest-bearing liabilities net of cash and cash equivalents) dropped by €540 million to €2.681 million, representing a decrease of 17 percent from the previous year's level, thus improving the gearing ratio from 174 percent for the same period last year to 155 percent. The positive results, reduction of inventories, sales of treasury stock as well as fluctuations in exchange rates contributed to the significant decrease in indebtedness.

dlw 8/6

.../2

Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1278
Fax +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

Continental Automotive Systems - sales and earnings up

In the first six months of fiscal 2002, the Continental Automotive Systems division boosted sales 17.9 percent to €2,311 million (2002: €1,960 million). Before changes in the scope of consolidation - essentially the inclusion of Conti Temic - the increase amounts to 7.2 percent. It was possible to raise unit sales and market shares in Europe as well as in North America, thanks in particular to the two largest business units - Electronic Brake Systems and Hydraulic Brake Systems. Operating earnings (EBITA) improved to €149 million (2002: 96 million).

Passenger Car Tires - earnings up

The Passenger Car Tires division, which came into being with the merging of the European and North American passenger car tire business in January 2002 - including Controlled Distribution - reported a 5.6 percent drop in sales to €1,816 million (2001: €1,923 million), due mainly to the sale of the British retail chain National Tyre Service (NTS) in December 2001. In North America business with the automotive industry was gratifying, while total sales in the replacement markets dropped slightly. In Mexico the business environment proved to be especially difficult. The trend in Europe was just the opposite: sales particularly in the replacement markets showed a positive development, while business with the automotive industry declined slightly. The Passenger Car Tire division nevertheless boosted operative earnings (EBITA) considerably by €33 million to €90 million. The elimination of restructuring costs and losses incurred by NTS as well as decreases in material prices contributed to the improvement in earnings.

Commercial Vehicle Tires - earnings at a good level after restructuring

In the first six months of 2002, the Commercial Vehicle Tires division, in which the European and North American activities also were combined, sales fell slightly by 0.9 percent to €638 million (2001: €644 million). A decrease in Europe was contrasted by an increase in North America. The division boosted its operating earnings by €84 million to €52 million.

.../3

Earnings for the same period last year were influenced by restructuring measures totaling €45 million. The improvement in earnings can also be explained by the first results of the implemented restructuring measures and drops in material prices.

ContiTech - earnings just short of prior year's level

During the first six months, the ContiTech division reported a 3.2 percent drop in sales to €902 million (2002: €933 million). Before changes in the scope of consolidation, the reduction amounts to 1,8 percent. After €82 million in the same period last year, ContiTech realized operative earnings of €75 million, reflecting the loss of the positive effect from the sale of the shoe operations in the same period last year. The measures to improve efficiency in particular in the Fluid business unit began to take hold, already having a positive effect in the second quarter.

On June 30, 2002, Continental had 65,844 **employees,** an increase of 551 persons in comparison to the number on December 31, 2001.

Outlook

The figures for the first six months confirm Continental's positive outlook for the whole year. For 2002 the corporation anticipates a slight increase in sales with a significant improvement in the operative earnings and consolidated net earnings. Continental Automotive Systems, Passenger Car Tires and Commercial Vehicle Tires will make considerable contributions with gratifying increases, while ContiTech will maintain last year's high level of earnings.

Andreas Meurer
Head of Press Office
Phone: 0511-938-1278
Fax: 0511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com

Press release

Continental figures for the first-half of 2002:

- Consolidated earnings increase substantially

- Progress made in reduction of indebtedness

Hanover, July 31, 2002. Despite a deepening downturn in the European automotive business, consolidated sales in the Continental Corporation rose in the first six months of 2002 by 2.9 percent over the same period last year to €5,659 million (2001: €5,498 million). Before changes in the scope of consolidation - in particular the inclusion of Conti Temic sales remained constant at the prior year's level.

The consolidated operating earnings (EBITA = EBIT before scheduled goodwill amortization) rose to €347 million, a distinct increase of 70 percent over the same period last year (2001: €204 million). Taking into account the restructuring costs totaling €58 million incurred in the first six months of 2001, the increase totals 32 percent, representing a 6.1 percent net profit margin. Consolidated net income rose by €119 million over last year's level to €163 million. In addition to the operative development, the elimination of goodwill amortization contributed to this rise. Earnings per share went up to €1.26 (2001: €0.35).

Dr. Alan Hippe, Continental AG Board Member responsible for Finance, Controlling and Law since June 1 this year, stressed that the corporation has also made significant progress in reducing the indebtedness. Thanks to a positive cash flow from the operative business, indebtedness (interest-bearing liabilities net of cash and cash equivalents) dropped by €540 million to €2.681 million, representing a decrease of 17 percent from the previous year's level, thus improving the gearing ratio from 174 percent for the same period last year to 155 percent. The positive results, reduction of inventories, sales of treasury stock as well as fluctuations in exchange rates contributed to the significant decrease in indebtedness.

.../2

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1278
Fax +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

Continental Automotive Systems - sales and earnings up

In the first six months of fiscal 2002, the Continental Automotive Systems division boosted sales 17.9 percent to €2,311 million (2002: €1,960 million). Before changes in the scope of consolidation - essentially the inclusion of Conti Temic - the increase amounts to 7.2 percent. It was possible to raise unit sales and market shares in Europe as well as in North America, thanks in particular to the two largest business units - Electronic Brake Systems and Hydraulic Brake Systems. Operating earnings (EBITA) improved to €149 million (2002: 96 million).

Passenger Car Tires - earnings up

The Passenger Car Tires division, which came into being with the merging of the European and North American passenger car tire business in January 2002 - including Controlled Distribution - reported a 5.6 percent drop in sales to €1,816 million (2001: €1,923 million), due mainly to the sale of the British retail chain National Tyre Service (NTS) in December 2001. In North America business with the automotive industry was gratifying, while total sales in the replacement markets dropped slightly. In Mexico the business environment proved to be especially difficult. The trend in Europe was just the opposite: sales particularly in the replacement markets showed a positive development, while business with the automotive industry declined slightly. The Passenger Car Tire division nevertheless boosted operative earnings (EBITA) considerably by €33 million to €90 million. The elimination of restructuring costs and losses incurred by NTS as well as decreases in material prices contributed to the improvement in earnings.

Commercial Vehicle Tires - earnings at a good level after restructuring

In the first six months of 2002, the Commercial Vehicle Tires division, in which the European and North American activities also were combined, sales fell slightly by 0.9 percent to €638 million (2001: €644 million). A decrease in Europe was contrasted by an increase in North America. The division boosted its operating earnings by €84 million to €52 million.

.../3

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1278
Fax +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

Earnings for the same period last year were influenced by restructuring measures totaling €45 million. The improvement in earnings can also be explained by the first results of the implemented restructuring measures and drops in material prices.

ContiTech - earnings just short of prior year's level

During the first six months, the ContiTech division reported a 3.2 percent drop in sales to €902 million (2002: €933 million). Before changes in the scope of consolidation, the reduction amounts to 1,8 percent. After €82 million in the same period last year, ContiTech realized operative earnings of €75 million, reflecting the loss of the positive effect from the sale of the shoe operations in the same period last year. The measures to improve efficiency in particular in the Fluid business unit began to take hold, already having a positive effect in the second quarter.

On June 30, 2002, Continental had 65,844 **employees,** an increase of 551 persons in comparison to the number on December 31, 2001.

Outlook

The figures for the first six months confirm Continental's positive outlook for the whole year. For 2002 the corporation anticipates a slight increase in sales with a significant improvement in the operative earnings and consolidated net earnings. Continental Automotive Systems, Passenger Car Tires and Commercial Vehicle Tires will make considerable contributions with gratifying increases, while ContiTech will maintain last year's high level of earnings.

Andreas Meurer
Head of Press Office
Phone: 0511-938-1278
Fax: 0511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com

Continental

investor letter

Interim Report as of June 30, 2002

Continental Corporation at a Glance

Statement of Income January 1 to June 30

in millions of €	2000	2001	2002
Continental Automotive Systems	89	96	149
Passenger Tires	105	57	90
Commercial Vehicle Tires	49	- 32	52
ContiTech	84	82	75
Other	- 11	1	- 19
EBITA	**316**	**204**	**347**
Goodwill amortization	- 49	- 46	
Net interest expense	- 86	- 89	- 83
Net income before taxes	**181**	**69**	**264**
Income tax expense	- 77	- 31	- 100
Minority interests	- 1	11	- 1
Cumulative change in accounting	-	- 5	
Consolidated net income	**104**	**44**	**163**
Earnings per share in €	0.81	0.35	1.26

Balance Sheet

in millions of €	June 30, 2000	June 30, 2001	June 30, 2002
Intangible assets	1,540	1,760	1,646
Property, plant and equipment	2,613	3,186	2,911
Investments	94	134	149
Inventories	1,214	1,479	1,240
Accounts receivable	1,476	1,586	1,623
Cash and securities	526	423	436
Other assets	603	972	1,098
Shareholders' equity	1,824	1,849	1,730
Provisions for pensions	1,069	1,187	1,184
Other provisions	809	784	1,241
Indebtedness	2,812	3,644	3,117
Other liabilities	1,552	2,076	1,831
Total assets	**8,066**	**9,540**	**9,103**

Continental: Significant Increase in Earnings, Reduction of Indebtedness

Continental Automotive Systems: Sales and Earnings Up

Passenger Tires: Earnings Up

Commercial Vehicle Tires: Earnings at a Good Level after Restructuring

ContiTech: Earnings Just Short of Prior Year's Level

New Board Member for Finance since June 1

On June 1, 2002, Dr. Alan Hippe took over responsibility for the area of Finance, Controlling and Law of Continental AG from Klaus Friedland who had been in charge of this area in the past few years in addition to his position as Board Member for Human Resources and Director of Personnel.

Sale of Treasury Stock

Throughout the year 2000, Continental had repurchased 8.1 million shares of treasury stock (6.1% of the corporation's total common stock). At the end of January 2002, the sale of this treasury stock began on the stock exchange. As of June 30 the corporation still had 4.3 million shares of treasury stock, corresponding to 3.2% of the corporation's total common stock.

Positive Share Price Performance

During the first six months of 2002 the Continental share price developed positively and reached €18.00 on June 28, an increase of 21.2% over year-end 2001.
As a result of the downward trend on the stock market, the share price fell to €15.70 on July 24, 2002.

Development of Share Price relative to DAX and MDAX



140
120
100
80
60
January
February
March
April
May
June
July
Continental
DAX
MDAX

Continental: Significant Increase in Earnings, Reduction of Indebtedness

In the first six months of 2002, **consolidated sales** rose 2.9% over the same period last year to €5,659 million (2001: €5,498 million). Before changes in the scope of consolidation - in particular the inclusion of Conti Temic - sales remained constant at the prior year's level. The **consolidated operating earnings EBITA** (EBIT before goodwill amortization) rose by €143 million to €347 million, representing a 70% increase. Disregarding the restructuring costs of €58 million in the same period last year, earnings rose 32%. **Consolidated net income** improved by €119 million to €163 million. Earnings per share went up to €1.26 (2001: €0.35).

The new accounting rules (FAS Statement 142) require that accounted **goodwill** be tested for impairment annually. The necessary testing measures will be completed in the course of the second half-year.

Indebtedness (interest-bearing liabilities net of cash and cash equivalents) at €2,681 million was €540 million lower than on June 30, 2001, although the second purchase price installment of €215 million for Temic was paid. **The gearing ratio** (the ratio of indebtedness to shareholders' equity) thus dropped to 155% (2001: 174%). The positive results, reduction of inventories, sales of treasury stock as well as the development of exchange rates contributed to the significant decrease in indebtedness.

Continental Automotive Systems: Sales and Earnings Up

In the first six months of fiscal 2002, the Continental Automotive Systems division boosted sales 17.9% to €2,311 million (2001: €1,960 million). Before changes in the scope of consolidation - essentially the inclusion of Conti Temic - the increase amounts to 7.2%.
Unit sales and market shares increased in Europe as well as in North America, thanks in particular to the two largest business units - Electronic and

Hydraulic Brake Systems. Earnings showed a positive development accordingly. **Continental Automotive Systems improved its operating earnings (EBITA) to €149 million (2001: €96 million).**

Passenger Tires: Earnings Up

During the first six months the Passenger Tires division reported a 5.6% drop in sales to €1,816 million (2001: €1,923 million), due mainly to the sale of the British retail chain National Tyre Service (NTS) in December 2001.
Unit sales on the whole remained constant at the previous year's level. In North America business with the automotive industry was gratifying, while total sales in the replacement markets dropped slightly. In Mexico the business environment proved to be especially difficult. In Europe sales in the replacement markets showed a positive development, while business with the automotive industry declined.
The earnings for the same period last year were hurt by one-time costs totaling €13 million for the closure of the Vergölst retreading operations in Bad Nauheim. Decreases in material prices and the elimination of the losses incurred by NTS had a positive effect on earnings. **Passenger Tires boosted operative earnings (EBITA) considerably by €33 million to €90 million.**

Commercial Vehicle Tires: Earnings at a Good Level after Restructuring

In the first six months of 2002 the Commercial Vehicle Tires division reported sales of €638 million, slightly below the previous year's level (€644 million). There was a downward trend in sales in Europe, while an increase in sales was reported in North America.
Earnings in 2001 were hurt by the costs incurred for the discontinuation of the truck tire production operation in Herstal, Belgium, totaling €45 million. The results of this restructuring measure and the decline in material prices are already reflected in the earnings of this year. The **Commercial Vehicle Tires division boosted its operating earnings (EBITA) by €84 million to €52 million.**

Sales
in millions of €



Continental Corporation
1st half-year 01
5,498
1st half-year 02
5,659
Continental Automotive Systems
1st half-year 01
1,960
1st half-year 02
2,311
Passenger Tires
1st half-year 01
1,923
1st half-year 02
1,816
Commercial Vehicle Tires
1st half-year 01
644
1st half-year 02
638
ContiTech
1st half-year 01
933
1st half-year 02
902

Earnings before Interest, Taxes and Amortization (EBITA)
in millions of €



Continental Corporation
1st half-year 01
204
1st half-year 02
347
Continental Automotive Systems
1st half-year 01
96
1st half-year 02
149
Passenger Tires
1st half-year 01
57
1st half-year 02
90
Commercial Vehicle Tires
1st half-year 01
32
1st half-year 02
52
ContiTech
1st half-year 01
82
1st half-year 02
75

ContiTech: Earnings Just Short of Prior Year's Level

During the first six months of 2002 the ContiTech division reported a 3.2 % drop in sales to €902 million (2001: €933 million). Before changes in the scope of consolidation, the reduction amounts to 1.8%. The largest declines in sales were in the business units Fluid, Benecke-Kaliko und Vibration Control, while Power Transmission and Conveyor Belt Systems recorded significant increases in sales.
The measures to improve efficiency in particular in the Fluid business unit began to take hold, having a positive effect. The earnings of the second quarter 2002 exceeded the previous year's amount. **ContiTech realized operating earnings (EBITA) of €75 million (2002: €82 million).**

Larger Workforce

On June 30, 2002, Continental had 65,844 employees, an increase of 551 persons in comparison to December 31, 2001. The increase is due mainly to the expansion of production capacities at Continental Automotive Systems.

Outlook

The first six months of 2002 confirm our positive outlook for the whole year.

We anticipate a slight improvement in sales over last year. Taking into account changes in the scope of consolidation, sales will reach the previous year's level.

We look to a significant improvement in the operating earnings and consolidated net income. Continental Automotive Systems, Passenger Tires and Commercial Vehicle Tires will make contributions with gratifying increases. ContiTech will maintain last year's high level of earnings.

Sincereley
Continental Aktiengesellschaft
The Executive Board

For more information about this interim report, contact:

Corporate Communications:
Tel. +49 (0)511/938-1146
Fax +49 (0)511/938-1055
e-mail: pr.konzern@conti.de

Investor Relations:
Tel. +49 (0)511/938-1316
Fax +49 (0)511/938-1943
e-mail: ir@conti.de

www.conti-online.com

Financial Calendar:

2002
Interim report on first nine months 2002 October 31
Analyst conference October 3

2003
Preliminary figures for fiscal year 2002 March
Financials press conference April
Analyst conference April
Interim report on first three months 2003 May
Annual Shareholders' Meeting May 23
Interim report on first six months 2003 July
Interim report on first nine months 2003 October
Analyst conference October

"Exemption No. 82-1357"

Continental

Investor letter

Interim Report
as of June 30, 2002

Continental Corporation at a Glance

Statement of Income January 1 to June 30

in millions of €	2000	2001	2002
Continental Automotive Systems	89	96	149
Passenger Tires	105	57	90
Commercial Vehicle Tires	49	- 32	52
ContiTech	84	82	75
Other	- 11	1	- 19
EBITA	**316**	**204**	**347**
Goodwill amortization	- 49	- 46	-
Net interest expense	- 86	- 89	- 83
Net income before taxes	**181**	**69**	**264**
Income tax expense	- 77	- 31	- 100
Minority interests	- 1	11	- 1
Cumulative change in accounting	-	- 5	-
Consolidated net income	**104**	**44**	**163**
Earnings per share in €	0.81	0.35	1.26

Balance Sheet

in millions of €	June 30, 2000	June 30, 2001	June 30, 2002
Intangible assets	1,540	1,760	1,646
Property, plant and equipment	2,613	3,186	2,911
Investments	94	134	149
Inventories	1,214	1,479	1,240
Accounts receivable	1,476	1,586	1,623
Cash and securities	526	423	436
Other assets	603	972	1,098
Shareholders' equity	1,824	1,849	1,730
Provisions for pensions	1,069	1,187	1,184
Other provisions	809	784	1,241
Indebtedness	2,812	3,644	3,117
Other liabilities	1,552	2,076	1,831
Total assets	**8,066**	**9,540**	**9,103**

Continental: Significant Increase in Earnings, Reduction of Indebtedness

Continental Automotive Systems: Sales and Earnings Up

Passenger Tires: Earnings Up

Commercial Vehicle Tires: Earnings at a Good Level after Restructuring

ContiTech: Earnings Just Short of Prior Year's Level

New Board Member for Finance since June 1

On June 1, 2002, Dr. Alan Hippe took over responsibility for the area of Finance, Controlling and Law of Continental AG from Klaus Friedland who had been in charge of this area in the past few years in addition to his position as Board Member for Human Resources and Director of Personnel.

Sale of Treasury Stock

Throughout the year 2000, Continental had repurchased 8.1 million shares of treasury stock (6.1% of the corporation's total common stock). At the end of January 2002, the sale of this treasury stock began on the stock exchange. As of June 30 the corporation still had 4.3 million shares of treasury stock, corresponding to 3.2% of the corporation's total common stock.

Positive Share Price Performance

During the first six months of 2002 the Continental share price developed positively and reached €18.00 on June 28, an increase of 21.2% over year-end 2001.
As a result of the downward trend on the stock market, the share price fell to €15.70 on July 24, 2002.

Development of Share Price relative to DAX and MDAX


140
120
100
80
60
January
February
March
April
May
June
July
Continental
DAX
MDAX

Continental: Significant Increase in Earnings, Reduction of Indebtedness

In the first six months of 2002, **consolidated sales** rose 2.9% over the same period last year to €5,659 million (2001: €5,498 million). Before changes in the scope of consolidation - in particular the inclusion of Conti Temic - sales remained constant at the prior year's level. The **consolidated operating earnings EBITA** (EBIT before goodwill amortization) rose by €143 million to €347 million, representing a 70% increase. Disregarding the restructuring costs of €58 million in the same period last year, earnings rose 32%. **Consolidated net income** improved by €119 million to €163 million. Earnings per share went up to €1.26 (2001: €0.35).

The new accounting rules (FAS Statement 142) require that accounted **goodwill** be tested for impairment annually. The necessary testing measures will be completed in the course of the second half-year.

Indebtedness (interest-bearing liabilities net of cash and cash equivalents) at €2,681 million was €540 million lower than on June 30, 2001, although the second purchase price installment of €215 million for Temic was paid. **The gearing ratio** (the ratio of indebtedness to shareholders' equity) thus dropped to 155% (2001: 174%). The positive results, reduction of inventories, sales of treasury stock as well as the development of exchange rates contributed to the significant decrease in indebtedness.

Continental Automotive Systems: Sales and Earnings Up

In the first six months of fiscal 2002, the Continental Automotive Systems division boosted sales 17.9% to €2,311 million (2001: €1,960 million). Before changes in the scope of consolidation - essentially the inclusion of Conti Temic - the increase amounts to 7.2%.
Unit sales and market shares increased in Europe as well as in North America, thanks in particular to the two largest business units - Electronic and

Hydraulic Brake Systems. Earnings showed a positive development accordingly. **Continental Automotive Systems improved its operating earnings (EBITA) to €149 million (2001: €96 million).**

Passenger Tires: Earnings Up

During the first six months the Passenger Tires division reported a 5.6% drop in sales to €1,816 million (2001: €1,923 million), due mainly to the sale of the British retail chain National Tyre Service (NTS) in December 2001.

Unit sales on the whole remained constant at the previous year's level. In North America business with the automotive industry was gratifying, while total sales in the replacement markets dropped slightly. In Mexico the business environment proved to be especially difficult. In Europe sales in the replacement markets showed a positive development, while business with the automotive industry declined.

The earnings for the same period last year were hurt by one-time costs totaling €13 million for the closure of the Vergölst retreading operations in Bad Nauheim. Decreases in material prices and the elimination of the losses incurred by NTS had a positive effect on earnings. **Passenger Tires boosted operative earnings (EBITA) considerably by €33 million to €90 million.**

Commercial Vehicle Tires: Earnings at a Good Level after Restructuring

In the first six months of 2002 the Commercial Vehicle Tires division reported sales of €638 million, slightly below the previous year's level (€644 million). There was a downward trend in sales in Europe, while an increase in sales was reported in North America.

Earnings in 2001 were hurt by the costs incurred for the discontinuation of the truck tire production operation in Herstal, Belgium, totaling €45 million. The results of this restructuring measure and the decline in material prices are already reflected in the earnings of this year. The **Commercial Vehicle Tires division boosted its operating earnings (EBITA) by €84 million to €52 million.**

Sales
in millions of €


Continental Corporation
1st half-year 01
5,498
1st half-year 02
5,659
Continental Automotive Systems
1st half-year 01
1,960
1st half-year 02
2,311
Passenger Tires
1st half-year 01
1,923
1st half-year 02
1,816
Commercial Vehicle Tires
1st half-year 01
644
1st half-year 02
638
ContiTech
1st half-year 01
933
1st half-year 02
902

Earnings before Interest, Taxes and Amortization (EBITA)
in millions of €


Continental Corporation
1st half-year 01
204
1st half-year 02
347
Continental Automotive Systems
1st half-year 01
96
1st half-year 02
149
Passenger Tires
1st half-year 01
57
1st half-year 02
90
Commercial Vehicle Tires
1st half-year 01
-32
1st half-year 02
52
ContiTech
1st half-year 01
82
1st half-year 02
75

ContiTech:
Earnings Just Short of Prior Year's Level

During the first six months of 2002 the ContiTech division reported a 3.2 % drop in sales to €902 million (2001: €933 million). Before changes in the scope of consolidation, the reduction amounts to 1.8%. The largest declines in sales were in the business units Fluid, Benecke-Kaliko und Vibration Control, while Power Transmission and Conveyor Belt Systems recorded significant increases in sales.
The measures to improve efficiency in particular in the Fluid business unit began to take hold, having a positive effect. The earnings of the second quarter 2002 exceeded the previous year's amount. **ContiTech realized operating earnings (EBITA) of €75 million (2002: €82 million).**

Larger Workforce

On June 30, 2002, Continental had 65,844 employees, an increase of 551 persons in comparison to December 31, 2001. The increase is due mainly to the expansion of production capacities at Continental Automotive Systems.

Outlook

The first six months of 2002 confirm our positive outlook for the whole year.

We anticipate a slight improvement in sales over last year. Taking into account changes in the scope of consolidation, sales will reach the previous year's level.

We look to a significant improvement in the operating earnings and consolidated net income. Continental Automotive Systems, Passenger Tires and Commercial Vehicle Tires will make contributions with gratifying increases. ContiTech will maintain last year's high level of earnings.

Sincereley
Continental Aktiengesellschaft
The Executive Board

For more information about this interit report, contact:

Corporate Communications:
Tel.: +49 (0)511/938-1146
Fax: +49 (0)511/938-1055
e-mail: prkonzern@conti.de

Investor Relations:
Tel.: +49 (0)511/938-1316
Fax: +49 (0)511/938-1943
e-mail: ir@conti.de

www.conti-online.com

Financial Calendar:

2002

Interim report on first nine months 2002	October 31
Analyst conference	October 31

2003

Preliminary figures for fiscal year 2002	March
Financials press conference	April
Analyst conference	April
Interim report on first three months 2003	May
Annual Shareholders' Meeting	May 23
Interim report on first six months 2003	July
Interim report on first nine months 2003	October
Analyst conference	October